PRESS RELEASE

Ahold to sell three shopping centers in Poland and the Czech Republic to ING Real Estate

Amsterdam, The Netherlands, December 7, 2005 - Ahold Central Europe today announced that it has signed an agreement to sell the shopping centers it owns in Bielsko Biala and Elblag, Poland and in Karvina, the Czech Republic to ING Property Fund Central Europe, a fund managed by ING Real Estate. The value of the transaction, consisting of a cash consideration and debt repaid to Ahold, amounts to approximately EURO 108 million.

This transaction is expected to close in the first quarter of 2006, and is subject to satisfaction of customary closing conditions.

Ahold Central Europe, that developed the centers, will continue to operate its Hypernova hypermarket in Centrum Karvina. Ahold's hypermarket operations in the Polish Centers were already divested in February 2005.

                                                                         2005048

Ahold Press Office: +31 20 509 5343

DISCLAIMER
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's intention to sell three of its shopping centers in Poland and the Czech Republic to an affiliate of ING Real Estate and the expected timing thereof; and statements as to the expectation that Ahold Central Europe will continue to operate its Hypernova hypermarket in Centrum Karvina. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, unexpected delays in planned divestures, the inability to satisfy, or delays in satisfying, the closing conditions for such planned divestures, actions of courts, law enforcement agencies, government agencies and other third parties, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

AHOLD [Graphic Omitted]

www.ahold.com

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